NORTH AMERICA FRAC SAND, INC.

26 Broadway, STE 934

New York, NY 10004

November 21, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NORTH AMERICA FRAC SAND, INC.
Offering Statement on Form 1-A
File No. 024-11862

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, NORTH AMERICA FRAC SAND, INC., a Wyoming corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11862), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely, /s/ Kurt Pfluger Kurt Pfluger Principal Executive Officer